INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 30, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of Robinson Opportunistic Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 30, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to Robinson Income Opportunities Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 718 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence. The Fund has changed its name to Robinson Opportunistic Income Fund.

PROSPECTUS

GENERAL

1.	Given the Fund’s name which includes “Income,” explain how the principal investment strategies including investments in closed-end funds, exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) are consistent with the Fund’s name.

Response: The closed-end funds (“CEFs”) in which the Fund will invest in accordance with its principal investment strategy are income-producing securities due to the CEFs’ underlying holdings in income-producing securities, such as senior bank loans, corporate bonds, and preferred/convertible securities. The Fund’s investments in ETFs would generally be as a “placeholder” for asset classes in which the Sub-advisor seeks to invest but has yet to identify attractive CEFs. The Fund’s investment in ETNs is not expected to produce income, but rather for arbitrage to enhance the portfolio’s total return or to mitigate against certain risks. ETFs may also be used for such purposes.

The Registrant has amended the prospectus to make this more clear. The revised disclosure is as follows:

“Under normal market conditions, the Fund pursues its investment objective by investing primarily in publicly traded closed-end registered investment companies (“closed-end funds” or “CEFs”) which are income-producing securities due to the CEFs’ underlying holdings, such as senior bank loans, corporate bonds and preferred/convertible equities, which generate income. The CEFs in which the Fund invests invest primarily in below investment grade securities (also referred to as “junk bonds”), with an average rating of B+ to BB by Standard & Poor’s or B1 to Ba2 by Moody’s. The Fund does not require a minimum or maximum average maturity for the underlying holdings in the CEFs in which the Fund invests. In addition to CEFs, the Fund may invest in exchange-traded funds (“ETFs”) as “placeholders” for asset classes in which the Sub-advisor seeks to invest but has yet to identify attractive CEFs. In addition, the Fund will implement tactical trading strategies to attempt to enhance the portfolio’s total return or to mitigate against certain risks. The Fund may utilize carefully weighted long and short ETFs, ETNs, options, futures and credit default swap positions to attempt to mitigate against equity, interest rate, credit, currency and volatility risks.”

SUMMARY SECTION

Fees and Expenses Table

2.	In Footnote 4 to the Fees and Expenses table states “The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.60%, 2.35% and 1.35% of the average daily net assets of the A Shares, C Shares and Institutional Shares, respectively.” Confirm whether the front-end or contingent deferred loads are associated with the underlying funds in which the Fund invests.

Response: The front-end or contingent deferred loads are fees the Fund’s shareholders would pay and they have been removed from the list of exclusions contained in the parenthetical. Dividend and interest expenses on short sales will be excluded from the Fund operating expenses the Fund’s advisor has agreed to limit. The disclosure has been revised as follows:

“The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses as determined in accordance with Form N-1A, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.60%, 2.35% and 1.35% of the average daily net assets of the A Shares, C Shares and Institutional Shares, respectively.”

Principal Investment Strategies

3.	Please indicate in the response letter how the Fund will comply with the requirements of Rule 12d-1(a) and (b) regarding its investments in other registered investment companies.

Response: The Fund expects to comply with the requirements of Rule 12d-1(a) and (b) as stated in the Fund’s Statement of Additional Information (pages B-2 and B-3). In general, the Fund and its “affiliated persons” do not expect to own greater than 3% of the outstanding stock of any underlying CEF or ETF.

4.	Disclose the maturity policy and credit quality policy of the Fund in selecting the closed-end funds in which it will invest.

Response: The following disclosure has been added:

“The CEFs in which the Fund invests invest primarily in below investment grade securities (also referred to as “junk bonds”), with an average rating of B+ to BB by Standard & Poor’s or B1 or Ba2 by Moody’s. The Fund does not require a minimum or maximum average maturity for the underlying holdings in the CEFs in which the Fund invests.”

5.	Please indicate in the response letter the Fund’s benchmark. If the Fund uses an investment grade benchmark and plans to invest in “junk bonds,” then the benchmark may need to be changed.

Response: The Fund’s benchmark will be the Barclays Global Aggregate Credit Total Return Index (the “Benchmark”). While the Fund will not invest directly in “junk bonds,” the CEFs in which the Fund invests will primarily invest in below investment grade securities. The Benchmark includes the full spectrum of global credit issues, including non-investment grade securities. As noted in Response Number 4 above, the following disclosure has been added to the Fund’s prospectus:

“The CEFs in which the Fund invests invest primarily in below investment grade securities (also referred to as “junk bonds”), with an average rating of B+ to BB by Standard & Poor’s or B1 to Ba2 by Moody’s.”

6.	Please indicate in the response letter whether there a limit for the Fund’s investment in closed-end funds that are not trading on an exchange and if so, please indicate the limit that the Fund will invest in such closed-end funds.

Response: The Fund intends to invest only in exchange-traded CEFs.

7.	In the last sentence of the first paragraph, it states “The Fund may utilize carefully weighted long and short ETFs, ETNs, options, futures and credit default swap positions to attempt to mitigate against equity, interest rate, credit, currency and volatility risk.” If the Fund will write credit default swaps confirm in the response letter that the Fund will set aside the notional amounts to cover the obligation. Further, please clarify long and short ETFs (i.e., long only strategy).

Response: The Registrant confirms that if the Fund writes credit default swaps, it will set aside the notional amounts to cover the obligations.

As part of the hedging strategy to mitigate certain risks, the Fund may either sell certain ETFs short or purchase (long) certain ETFs that implement a short selling strategy. In addition, the Fund may purchase (long) ETFs that provide exposure to assets which may, in the view of the Sub-advisor, mitigate risk to other assets held by the Fund. For example, a long ETF which may provide exposure to assets that may mitigate against interest rate risk.

8.	Since the Fund may engage in short selling, confirm that dividend and interest expenses on short sales are included in the Fees and Expenses Table on page 3 of the Prospectus.

Response: The Registrant has included these estimates in the Fees and Expenses Table.

9.	The sixth and seventh paragraphs refer to long and short ETFs. Clarify how the Fund utilizes long and short ETFs and confirm that the risk disclosure appropriately identifies the risks relating to these long and short positions.

Response: As part of the hedging strategy to mitigate certain risks, the Fund may either sell certain ETFs short or purchase (long) certain ETFs that implement a short selling strategy. In addition, the Fund may purchase (long) ETFs that provide exposure to assets which may, in the view of the Sub-advisor, mitigate risk to other assets held by the Fund. For example, a long ETF which may provide exposure to assets that may mitigate against interest rate risk. The investments in ETFs for income-producing purposes would be as a “placeholder” for asset classes in which the Sub-advisor seeks to invest but has yet to identify attractive CEFs.

The Registrant believes the risk disclosure relating to such positions is appropriate. Please also see the response to Response Number 10 below.

10.	In “ETF Risk” add disclosure that an ETFs’ share price may be less or more than the net asset value of the ETF.

Response: The “ETF Risk” paragraph already includes the following sentence:

“Shares of ETFs typically trade on securities exchanges and may at times trade at a premium or discount to their net asset values.”

11.	The second sentence under “Tax Risk” states “The Fund’s opportunistic trading strategies and its investment in certain securities such as MLPs may result in a portion of the Fund’s distribution to shareholders being characterized as return of capital.” Confirm whether MLPs are part of the Fund’s principal investment strategies and if so, add to the principal investment strategies section.

Response: MLPs are not part of the Fund’s principal investment strategy. Therefore, the Registrant has revised the “Tax Risk” section to remove references to MLPs. The disclosure has been revised as follows:

“There is no guarantee that all distributions from the Fund to shareholders will be characterized as income for U.S. federal income tax purposes. For example, the Fund’s opportunistic trading strategies may result in a portion of the Fund’s distributions to shareholders being characterized as capital gains.”

Principal Risks of Investing

12.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

13.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Prior Performance for Similar Accounts Managed by the Portfolio Manager

14.	The inclusion of prior performance for similar accounts managed by a sub-advisor can only be included under the same facts and representations of either the Nicholas-Applegate II no-action letter or the Bramwell no-action letter. Confirm the RIPPF Composite has investment objectives, policies, strategies and risks substantially similar to those of the Fund.

Response: The Registrant has received confirmation from the Sub-advisor that the Robinson Income and Principal Preservation Fund I, LP (the “RIPPF Fund”) is the only account managed by the Sub-advisor with investment objectives, policies, strategies and risks substantially similar to those of the Fund, and accordingly has removed references to the RIPPF Composite and to separate accounts from this section of the Prospectus.

15.	Confirm whether there are any substantially similar funds that should be included as part of the RIPPF Composite.

Response: As noted in the response to comment 14 above, the Registrant has received confirmation from the Sub-advisor that the RIPPF Fund is the only account managed by the Sub-advisor with investment objectives, policies, strategies and risks substantially similar to those of the Fund.

16.	Please indicate in the response letter that the RIPPF Composite has investment objectives, policies, strategies and risks substantially similar to those of the Fund and why it is appropriate to show this prior performance.

Response: As noted in the response to comment 14 above, the Registrant has received confirmation from the Sub-advisor that the RIPPF Fund has investment objectives, policies, strategies and risks substantially similar to those of the Fund. Because the Fund complies with the requirements of the Nicholas-Applegate and Bramwell no-action letters, the Registrant believes it is appropriate to disclose the prior performance of the Fund’s portfolio manager.

17.	Please disclose that the portfolio manager managed the private accounts that comprise the RIPPF Composite and that he was the only person identified in the private placement memorandum as solely responsible for portfolio management.

Response: The Registrant has received confirmation from the Sub-advisor that a) James Robinson, the portfolio manager of the Fund, served as the sole portfolio manager, and no other person played a significant part in achieving the prior performance, of the RIPPF Fund, and b) although the private placement memorandum for the RIPPF Fund did not identify any person as the RIPPF Fund’s portfolio manager, the private placement memorandum identified Mr. Robinson as the Chief Executive Officer and Chief Investment Officer of the RIPPF Fund’s investment advisor. The Registrant has disclosed this in the Prior Performance section of the Prospectus.

18.	Please indicate in the response letter that the inception date for the private accounts is consistent with the inception date of the RIPPF Fund.

Response: As noted in the response to comment 14 above, the Registrant has received confirmation from the Sub-advisor that the RIPPF Fund is the only account managed by the Sub-advisor with investment objectives, policies, strategies and risks substantially similar to those of the Fund.

19.	The second sentence in the fourth paragraph states “From December 2008 through December 2012, he [i.e., James Robinson] managed the RIPPF Composite accounts as an employee of Telemus Capital Partners, LLC.” Mr. Robinson’s performance while employed at Telemus Capital Partners, LLC should not be combined with his performance at the Sub-advisor. Please revise the “Average Annual Total Returns” table to show the performances during these two separate periods of employment.

Response: The Registrant has revised the “Average Annual Total Returns” table as requested, and revised the inception date of the Telemus Income and Principal Preservation Fund I, LP, the predecessor to the RIPPF Fund, to January 1, 2011.

20.	In the “Average Annual Total Returns” table, please disclose separately the returns for each of the MSCI ACWI and the Barclays Capital Global Aggregate Bond Index for the periods provided in the table.

Response: The “Average Annual Total Returns” table has been revised to add the returns for the MSCI ACWI Index and the Barclays Capital Global Aggregate Bond Index in addition to the blended 20% MSCI ACWI/80% Barclays Capital Global Aggregate Bond Index returns. Returns are shown for one-year and since inception periods.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

Distribution (Rule 12b-1) Plan

21.	The second and third sentences of the fifth paragraph state, “These up-front payments to broker-dealers are financed solely by the Advisor and are not financed by investors or the Fund. The Distributor receives and can pay as reimbursement to the Advisor all of the 12b-1 fees with respect to such shares.” This language is inconsistent. Since the Advisor is getting reimbursed, the upfront payment is not financed solely by the Advisor.

Response: The disclosure has been revised as follows:

“These up-front payments to broker-dealers are financed by the Advisor. However, the Distributor receives and can pay reimbursement to the Advisor all of the 12b-1 fees with respect to such shares.”

PURCHASE OF SHARES

Pricing Fund Shares

22.	The second sentence of the fifth paragraph states “Such calculation does not take place contemporaneously with the determination of prices of certain foreign portfolio securities used in such calculation.” Consider whether this sentence is necessary.

Response: The first sentence of the sixth paragraph has been deleted since it is not necessary.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND RISKS

23.	The first sentence under “Investment Company Securities” states “The Fund invest in shares of other investment companies (each, an “Underlying Fund”), including closed-end funds, exchange-traded funds (“ETFs”), open-end funds and unit investment trusts (“UITs”) to the extent permitted by applicable law and subject to certain restriction set forth in this SAI.” Confirm whether the Fund’s investment in UITs is a principal strategy and if so, please add appropriate disclosures to the Prospectus.

Response: The Fund’s principal investment strategies will not include investments in UITs. The sentence has been revised as follows:

“The Fund invests in shares of other investment companies (each, an “Underlying Fund”), including closed-end funds, exchange-traded funds (“ETFs”) and open-end funds to the extent permitted by applicable law and subject to certain restriction set forth in this SAI.”

24.	Confirm whether investment in “Municipal Bonds” is a principal investment strategy and if so, add appropriate disclosures to the Prospectus.

Response: The Registrant confirms that municipal bonds are not part of the Fund’s principal investment strategy.

MANAGEMENT OF THE FUND

25.	In the third sentence under “Portfolio Manager – Compensation” it states that Mr. Robinson is the sole member of the Sub-Advisor. Please clarify to state that Mr. Robinson is the sole owner as previously indicated in the SAI.

Response: The sentence has been revised as follows:

“Mr. Robinson, as sole owner of the Sub-Advisor, will participate in any distribution of the Sub-Advisor’s profits, and most of his compensation is tied directly to the firm’s overall profitability.”

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Diane Drake (626-385-5777) or Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake